Exhibit 12.1
NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
Income before income taxes from continuing operations	$167,740	$333,628	$857,155	$1,427,902	$1,135,331	$638,960	$553,261
Less earnings from affiliates, net of dividends	(919)	(2,057)	(2,600)	(18,111)	(5,136)	(4,291)	15,232
Add amortization of capitalized interest	896	1,017	1,267	1,855	2,501	1,277	1,585
Add fixed charges as adjusted (from below)	74,107	51,329	47,786	49,731	57,585	27,920	40,722

Earnings (1)	$241,824	$383,917	$903,608	$1,461,377	$1,190,281	$663,866	$610,800

Fixed charges:
Interest expense:
Interest on indebtedness	$39,585	$23,055	$19,086	$36,543	$43,339	$21,606	$34,495
Capitalized	903	1,887	4,173	9,495	9,853	5,214	5,023
Amortization of debt related costs (a)	31,155	25,452	25,763	10,043	10,363	5,179	5,290
Interest portion of rental expense	3,367	2,822	2,937	3,145	3,883	1,135	937

Fixed charges before adjustments (2)	75,010	53,216	51,959	59,226	67,438	33,134	45,745
Less capitalized interest	(903)	(1,887)	(4,173)	(9,495)	(9,853)	(5,214)	(5,023)

Fixed charges as adjusted	$74,107	$51,329	$47,786	$49,731	$57,585	$27,920	$40,722

Ratio (earnings divided by fixed charges before adjustments) (1)/(2)	3.22	7.21	17.39	24.67	17.65	20.04	13.35

(a)	Includes deferred financing, discount and premium amortization.